CERTAIN RELATIONSHIPS/RELATED TRANSACTIONS

     Simultaneously with the acquisition of Superior Insurance Company, Goran, the Company, GGS Management Holdings, Inc. ("GGSH") and certain investment funds affiliated with Goldman Sachs & Co. ("GS Funds") entered into an agreement to capitalize GGSH and cause GGSH to issue its capital stock to the Company and to the GS Funds. This transaction gave the Company a 52% ownership interest in GGSH and the GS Funds a 48% interest in GGSH. Pursuant to this transaction, the Company contributed to GGSH all of the common stock of Pafco General Insurance Company ("Pafco"), the Company's right to acquire Superior Insurance Company and certain fixed assets with an approximately value of $350,000. The GS Funds contributed $21.2 Million in cash.

     Prior to the transfer of the stock of Pafco to GGSH, Pafco transferred all of the outstanding capital stock of IGF Insurance Company ("IGF") to the Company in order to improve the risk-based capital rating of Pafco and to permit GGSH to focus exclusively on the nonstandard auotmobile insurance business. Pafco accomplished this transfer by forming a wholly-owned subsidiary, IGF Holdings, Inc., ("IGF Holdings") to which Pafco contributed all of the outstanding shares of capital stock of IGF. The stock of IGF Holdings was then distributed to the Company.

     Prior to the transfer of the stock of IGF Holdings to the Company, Pafco received a dividend from IGF Holdings in cash and a note from IGF having an aggregate value of approximately $11 Million.

     Jerome B. Gordon, a nominee to the Board of Directors of the Company, received fees in the amount of $177,994 (including reimbursement of expenses) for his consulting service to the Company during 1996 as well as 4,000 shares of Goran stock worth approximately $80,000 at the time of receipt.

     Two (2) of the Company's subsidiaries, IGF and Pafco, have entered into reinsurance agreements with Granite Reinsurance Company Ltd., ("Granite Re"), an affiliate of Goran.

     Granite Re reinsures all Pafco insurance policies which were previously issued through Symons International Group, Inc. - Florida, ("SIGF"), a former subsidiary of the Company and now a subsidiary of Goran. This agreement is in respect of business other than nonstandard automobile insurance. Granite Re reinsures 100% of this SIGF business on a quota share basis.

     Also, IGF reinsures a portion of its crop insurance with Granite Re and for 1996, Granite Re reinsured 15% of IGF's multi-peril crop insurance stop loss protection ("MPCI") underwriting losses to the extent that aggregate losses of its insureds nationwide exceed 100% of MPCI Retention up to 125% of MPCI Retention and 95% of IGF's MPCI underwriting losses to the extent that aggregate losses of its insureds nationwide exceed 125% of MPCI Retention up to 150% of MPCI Retention. Further, for 1996, Granite Re had a 5% participation in 95% of IGF's crop-hail losses in excess of an 80% pure loss ratio up to a 100% pure loss ratio and a 10% participation in 95% of IGF crop-hail losses in excess of 100% pure loss ratio up to a 120% pure loss ratio.

AUDITOR'S REPORT


To the Shareholders of Goran Capital Inc.


We have audited the consolidated balance sheets of Goran Capital Inc. as at December 31, 1996 and 1995 and the consolidated statements of earnings, retained earnings (deficit) and changes in cash resources for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1996 and 1995 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.



/s/ Schwartz Levitsky Feldman

Chartered Accountants
Toronto, Ontario
March 21, 1997